SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934


                               AZONIC CORPORATION
        ----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)


        -----------------------------------------------------------------
                                 (CUSIP Number)

                           CARRIAGE HOUSE CAPITAL LLC
                               ATTN: HOWARD BAER
                             2530 South Rural Road.
                              Tempe, Arizona 85282
                              Phone: 480-731-9100
        -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 22, 2003
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
                                 SCHEDULE 13D/A

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1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Carriage House Capital LLC
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [_]

      (b) [X]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS

      N/A
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                         [_]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Arizona
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                  7     SOLE VOTING POWER

                        0*
                        ----------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            None
  OWNED BY              ----------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0*
    WITH                ----------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None

 *5,700,000 shares sold on September 22, 2003
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                                     Page 2

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      Carriage House Capital LLC - 0
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12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                               [_]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
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14    TYPE OF REPORTING PERSON*

      CO
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                                     Page 3

                                 SCHEDULE 13D/A

ITEM 1. SECURITY AND ISSUER

        Common Stock, $.001

        Azonic Corporation
        7 Day Street, Suite 900
        New York, New York  10007
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ITEM 2. IDENTITY AND BACKGROUND

1.
     (a) Carriage House Capital LLC

     (b) 2530 South Rural Road
         Tempe, Arizona 85282

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

     (f) Not applicable.
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not applicable.

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ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Entity sold the securities. Carriage House Capital LLC owned 5,700,000 shares of the 6,000,000 common shares outstanding until September 22, 2003 when a change in control of Azonic Corp. occurred. Infinity Capital Group, Inc. of New York, New York purchased 4,500,000 shares of common stock of Azonic Corp. and L&M Specialties, Inc. of Carlsbad, California purchased 1,200,000 shares of common stock of Azonic Corp. from Carriage House Capital LLC.

     There are no plans or proposals known to the Reporting Entity, except as listed below, which relate to or would result in:

     (a) Not applicable.

     (b) On September 22, 2003, a change in control of Azonic Corp. occurred whereby Infinity Capital Group, Inc. of New York, New York purchased 4,500,000 shares of common stock of Azonic Corp. and L&M Specialties, Inc. of Carlsbad, California purchased 1,200,000 shares of common stock of Azonic Corp. from Carriage House Capital LLC of Tempe, Arizona.

     (c) Not applicable.

     (d) The new Board of Directors of Azonic Corp. consists of Greg Laborde, as Azonic Corporation's chairman and interim CEO. Mr. Laborde is the President & CEO of Infinity Capital Group, Inc. of New York, New York. Infinity Capital Group, Inc. owns 4,500,000 shares of common stock out of a total of 6,000,000 shares of common stock of Azonic Corp. As a result of the change of control, Mr. Kevin C. Baer resigned as Secretary, Jeffery R. Richards resigned as CFO of Azonic Corp.

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter/dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Aggregate number of shares owned:            0
         Percent of outstanding shares owned:         0%

         Aggregate number of options owned:           0
         Percent of outstanding options owned:        0%

     (b) Sole Power of voting for Reporting Entity:   0

     (c) Transactions in securities in the past
         60 days for Reporting Person:                0

     (d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

     (e)  Not applicable.
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                                     Page 5

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Share Purchase Agreement

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


     Exhibit 10.1  - Share Purchase Agreement


                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, we certify that the information as set forth in this statement is true, complete and correct.

Dated: October 8, 2003


                                                  Carriage House Capital LLC

                                                  /s/Howard Baer
                                                  ----------------------
                                                  Howard Baer, Manager




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).









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